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                              September 25, 2023

       Russell Beyer
       Chief Financial Officer
       SAB Biotherapeutics, Inc.
       2100 East 54th Street North
       Sioux Falls, SD 57104

                                                        Re: SAB
Biotherapeutics, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed April 14,
2023
                                                            File No. 001-39871

       Dear Russell Beyer:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Exhibits

   1. We note the certifications provided in Exhibits 31.1 and 31.2 in this filing and your recent
                                                        Forms 10-Q do not
include the introductory language in paragraph 4 referring to internal control over financial
reporting after the end of the transition period that allows these omissions. Please
revise your next filing to include the entire text of the certifications found in Item
601(b)(31) of Regulation S-K. Refer to Exchange Act Rule 13a-14(a).
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Russell Beyer
SAB Biotherapeutics, Inc.
September 25, 2023
Page 2

        You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



FirstName LastNameRussell Beyer                         Sincerely,
Comapany NameSAB Biotherapeutics, Inc.
                                                        Division of Corporation
Finance
September 25, 2023 Page 2                               Office of Life Sciences
FirstName LastName